July 13, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549
Attention: Jill S. Davis, Branch Chief

Re:	Denbury Resources Inc. Form 10-K for Fiscal Year Ended December 31, 2006 Filed February 28, 2007 File No. 1-12935
Dear Ms. Davis:
     On behalf of Denbury Resources Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing as set forth in the Staff’s letter dated June 28, 2007. For your convenience, we have repeated each of the comments set forth in the Staff’s letter (in bold text) and followed each comment with the Company’s response (in normal text).
     In our responses below to all of the Staff’s comments other than comment 7, we have suggested changes or additions to our disclosures in accordance with the Staff’s comments, which changes are to be made in our future periodic filings in which such disclosures appear.
Form 10-K for the Fiscal Year Ended December 31, 2006
Glossary and Selected Abbreviations, page 3
1.	We note you have defined a measure referred to as “PV-10 Value” that appears to represent a non-GAAP measure. Please remove references to the Securities and Exchange Commission in your explanation of how this measure is calculated.
Response: We will remove the reference to the Securities and Exchange Commission in our definition of “PV-10 Value” in our future filings.

Securities and Exchange Commission
July 13, 2007

2.	With regard to your “PV-10 Value” measure, please modify your disclosures to address the following:
•	Clarify whether or not the information used to calculate this ratio is derived directly from data determined in accordance with FAS 69;

•	If the ratio does not use data determined in accordance with FAS 69, please identify the source of the data;

•	Indicate whether or not the ratio is a non-GAAP measure, as defined by Item 10(e)(2) of Regulation S-K;

•	If the ratio is a non-GAAP measure, supplementally explain why it is appropriate to disclose it in Commission filings based on the conditions identified in Item 10(e)(1)(ii) of Regulation S-K;

•	If you determine that it is appropriate to disclose the non-GAAP measure in Commission filings, provide the disclosure required by Item 10(e)(1)(i) and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, which can be located at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm;

•	Disclose how management uses this number;

•	Disclose the limitations of this measure; and

•	Indicate whether your measure is comparable to other like measures disclosed by other companies.
Response: In our Form 10-K we have historically disclosed PV-10 Values for certain of our fields in the discussion of our business and our field operations in order to give a level of understanding of the relative significance of our various properties. The disclosure of PV-10 Value also provides a measure for company-to-company or property-to-property comparisons by investors, analysts and bankers. As you know, it is not practical to determine or disclose the Standardized Measure of Discounted Future Net Cash Flows on a field by field basis and we believe that the discussion of our field operations would be lacking without this important metric. In fact, we have received positive comments about the level of detail of the disclosures we include in our filings regarding our operations at the field level. In future filings we propose to continue disclosure of PV-10 Value for our various fields in the discussion of our field operations in “Item I. Business” of our Form 10-K, but would add the following disclosures in our future filings as follows:
•	add an explanatory footnote (2) to the Field Summaries tabular disclosure (included on page 13 of our 2006 Form 10-K) as shown below; and

•	add an explanatory footnote (3) to our Reserves tabular disclosure (included on page 19 of our 2006 Form 10-K) as shown below.

Securities and Exchange Commission
July 13, 2007

The following is our Field Summaries tabular disclosure from our 2006 Form 10-K with the proposed additional footnote (2):

	Proved Reserves as of December 31, 2006 (1)					2006 Average Daily Production
							Natural	Average Net
	Oil	Natural Gas		BOE	PV-10 Value(2)	Oil	Gas	Revenue
	(MBbls)	(MMcf)	MBOEs	% of total	(000’s)	(Bbls/d)	(Mcf/d)	Interest

Mississippi — CO2 floods
Brookhaven	18,987	—	18,987	10.9%	$353,406	833	—	82.0%
Mallalieu (East & West)	13,582	—	13,582	7.8%	457,200	5,210	—	76.6%
McComb/Olive	12,717	—	12,717	7.3%	297,449	1,177	—	77.0%
Eucutta	10,313	—	10,313	5.9%	186,229	47	—	83.5%
Little Creek & Lazy Creek	3,696	—	3,696	2.1%	90,592	2,739	—	83.3%
Smithdale and other	2,872	—	2,872	1.7%	71,560	64	—	79.3%

Total Mississippi — CO2 floods	62,167	—	62,167	35.7%	1,456,436	10,070	—	79.9%

Other Mississippi
Heidelberg (East & West)	25,943	51,512	34,528	19.8%	477,186	5,036	14,330	76.2%
Tinsley	3,299	90	3,314	1.9%	60,391	881	10	81.7%
Eucutta	2,708	—	2,708	1.6%	35,524	819	40	69.4%
S. Cypress Creek	1,903	102	1,920	1.1%	26,041	233	41	83.0%
Summerland	1,662	—	1,662	0.9%	20,556	445	—	74.4%
King Bee	1,458	—	1,458	0.8%	17,316	269	—	78.9%
Other Mississippi	5,172	11,694	7,121	4.1%	118,821	1,887	4,618	33.1%

Total Other Mississippi	42,145	63,398	52,711	30.2%	755,835	9,570	19,039	64.9%

Louisiana
S. Chauvin	436	13,940	2,759	1.6%	57,189	298	11,744	38.3%
Thornwell	406	5,876	1,385	0.8%	33,905	1,068	11,147	37.4%
Other Louisiana	901	20,076	4,248	2.4%	75,305	789	11,800	41.0%

Total Louisiana	1,743	39,892	8,392	4.8%	166,399	2,155	34,691	39.5%

Texas
Newark (Barnett Shale)	11,606	182,812	42,075	24.1%	243,474	106	28,525	75.0%
Other Texas	179	669	290	0.2%	1,552	8	—	79.9%

Total Texas	11,785	183,481	42,365	24.3%	245,026	114	28,525	75.1%

Alabama
Citronelle	8,283	—	8,283	4.8%	67,594	1,026	—	62.7%
Other Alabama	7	1,978	337	0.2%	3,165	1	727	30.5%

Total Alabama	8,290	1,978	8,620	5.0%	70,759	1,027	727	60.2%

Other	55	77	67	0.0%	744	—	93	0.1%

Company Total	126,185	288,826	174,322	100.0%	$2,695,199	22,936	83,075	57.2%

(1)	The reserves were prepared using constant prices and costs in accordance with the guidelines of the SEC based on the prices received on a field-by-field basis as of December 31, 2006. The prices as that date were a NYMEX oil price of $61.05 per Bbl adjusted to prices received by field and a Henry Hub natural gas average price of $5.63 per MMBtu also adjusted to prices received by field.

(2)	PV-10 Value is a non-GAAP measure and is different from the Standardized Measure of Discounted Future Net Cash Flows (“Standardized Measure”) in that PV-10 Value is a pre-tax number and the Standardized Measure is an after-tax number. The information used to calculate PV-10 Value is derived directly from data determined in accordance with SFAS 69. The Standardized Measure was $1,837,341 at December 31, 2006. A comparison of PV-10 to the Standardized Measure is included in the table on page 19 as well as further information regarding our use of this non-GAAP measure.

Securities and Exchange Commission
July 13, 2007

The following is our Reserves tabular disclosure from our 2006 Form 10-K with the proposed additional footnote (3):

	December 31,
	2006	2005	2004
ESTIMATED PROVED RESERVES:
Oil (MBbls)	126,185	106,173	101,287
Natural gas (MMcf)	288,826	278,367	168,484
Oil equivalent (MBOE)	174,322	152,568	129,369
PERCENTAGE OF TOTAL MBOE:
Proved producing	48%	40%	39%
Proved non-producing	17%	16%	16%
Proved undeveloped	35%	44%	45%
REPRESENTATIVE OIL AND GAS PRICES:(1)
Oil — NYMEX	$61.05	$61.04	$43.45
Natural gas — Henry Hub	5.63	10.08	6.18
PRESENT VALUES:(2)
Discounted estimated future net cash flow before income taxes (“PV-10 Value”) (thousands) (3)	$2,695,199	$3,215,478	$1,643,289
Standardized measure of discounted estimated future net cash flow after income taxes (thousands)	1,837,341	2,084,449	1,129,196

(1)	The prices of each year-end were based on market prices in effect as of December 31 of each year, NYMEX prices per Bbl and Henry Hub cash prices per MMBtu, with the appropriate adjustments (transportation, gravity, BS&W, purchasers’ bonuses, Btu, etc.) applied to each field to arrive at the appropriate corporate net price.

(2)	Determined based on year-end unescalated prices and costs in accordance with SFAS 69, discounted at 10% per annum.

(3)	PV-10 Value is a non-GAAP measure and is different from the Standardized Measure in that PV-10 Value is a pre-tax number and the Standardized Measure is an after-tax number. The information used to calculate PV-10 Value is derived directly from data determined in accordance with SFAS 69. The difference between these two amounts, the discounted estimated future income tax, was $857,858 at December 31, 2006, $1,131,029 at December 31, 2005, and $514,093 at December 31, 2004. We believe that PV-10 Value is a useful supplemental disclosure to the Standardized Measure because the Standardized Measure can be impacted by a company’s unique tax situation, and it is not practical to calculate the Standardized Measure on a property by property basis. Because of this, PV-10 Value is a widely used measure within the industry and is commonly used by securities analysts, banks and credit rating agencies to evaluate the estimated future net cash flows from proved reserves on a comparative basis across companies or specific properties. PV-10 Value is commonly used by us and others in our industry to evaluate properties that are bought and sold and to assess the potential return on investment in our oil and gas properties. PV-10 Value is not a measure of financial or operating performance under GAAP, nor should it be considered in isolation or as a substitute for the Standardized Measure. Our PV-10 Value and the Standardized Measure do not purport to represent the fair value of our oil and natural gas reserves. See Note 14 to our Consolidated Financial Statements for additional disclosures about the Standardized Measure.

Securities and Exchange Commission
July 13, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Sources and Uses of Capital Resources, page 32
3.	We note your disclosure of adjusted cash flow from operations, which you indicate is a non-GAAP measure. Please clarify whether or not this represents a liquidity measure. Refer to Item 10(e)1.ii(A) of Regulation S-K. We note your related disclosure on page 39.
Response: In future filings we will add the following clarification to disclosure of adjusted cash flow from operations: “Adjusted cash flow from operations is not a measure of financial performance under GAAP and should not be considered as an alternative to cash flows from operations, investing, or financing activities, nor as a liquidity measure or indicator of cash flows.”
Critical Accounting Policies
Accounting for Tertiary Injection Costs, page 50
4.	We note your policy that indicates you expense at the time of injection, the costs associated with the CO2 used in your tertiary recovery operations. Please explain why you believe it is appropriate under the Full Cost Method of accounting for oil and gas activities to expense these costs at the time of injection. It appears from your disclosures elsewhere in your document that such injections have led you to recognize proved tertiary reserves. Please refer to Rule 4-10(c) of Regulation S-X and contact us at your earliest convenience.
Response: Pending continuation of the discussions of this comment that we began with the Staff yesterday, July 12, 2007, we will respond to this comment as soon as practical.
Note 14 – Supplemental Oil and Natural Gas Disclosures (unaudited)
Costs Incurred, page 86
5.	Please refer to paragraph 21 of Illustration 2 of Appendix A of SFAS 69 and modify your costs incurred disclosure to include only those line items contemplated by the standard. Please refer to the Sample Letter Sent to Oil and Gas Producers which can be located at: http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm
Response: In accordance with the Staff’s comment, in our future filings we will eliminate the separate line item for asset retirement obligations in the table of costs incurred, and will disclose the amount of asset retirement obligations in a separate footnote to that table.
Standardized Measure, page 88
6.	Please remove your subtotal of future net cash flows before taxes, as this presentation is not contemplated by SFAS 69. Please refer to Illustration 5 of Appendix A of SFAS 69 for guidance.

Securities and Exchange Commission
July 13, 2007

Response: In accordance with the Staff’s comment, in our future filings we will eliminate the subtotal of future net cash flows before taxes in the tabular presentation of the Standardized Measure.
Controls and Procedures, page 90
7.	Please expand your disclosure to further explain the nature and extent of your changes to internal controls that you refer to in your disclosure.
Response: We believe that our disclosure in our 2006 Form 10-K is appropriate based on the history of events and our previous Form 10-K and Form 10-Q disclosures that had been made. By the end of 2006, most of the matters discussed in our Item 9A disclosure in our 2005 Form 10-K had been resolved and the detailed changes in internal control disclosed there had been implemented; therefore in the following year’s Form 10-K we abbreviated our disclosure from our 2005 Form 10-K as we felt it was commensurate with the then current situation. We continued to make mention of the issues identified and changes made in our 2006 Form 10-K report as some of the matters were addressed during 2006 and certain control changes, such as implementing a centralized purchasing function, have evolved over time. Essentially, we viewed our disclosure as a final summary of our previous disclosures and our discussion makes a direct reference to our Item 9A disclosure in our 2005 Form 10-K, in which we spelled out in detail the specific control changes made. As such, we did not think it was necessary to disclose again all of the same detailed items in our 2006 Form 10-K.
The following is an excerpt from our detailed Item 9A disclosure in our 2005 Form 10-K regarding our changes in controls:
          “Controls and policies in place to prevent these occurrences were overridden by employee misconduct in the vendor approval and payment process and in adherence to the Company’s Code of Business Conduct and Ethics. As a result of our investigation, we are in the process of implementing certain improvements to strengthen our management practices and policies and internal controls, as set forth below:
1.	Heighten authorization and documentation requirements for purchasing, including implementation of a centralized purchasing function;

2.	Contact our vendors to inform them of the changes in our procurement practices and pursue their cooperation and assistance in complying with and assisting us in enforcing our new policies;

3.	Increase our internal audit reviews in the area of purchasing, bidding, and invoice approval; and

4.	Review, refine, emphasize and enforce our Code of Business Conduct and Ethics and purchasing policies and procedures with employees and vendors.”
*******

Securities and Exchange Commission
July 13, 2007

     In connection with the foregoing responses, the undersigned, on behalf of the Company, acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you for your time and consideration of these matters. If you have any questions or concerns about these responses, please contact the undersigned at 972-673-2050, or by fax at 972-673-2051.
Sincerely,
/s/ Phil Rykhoek
Phil Rykhoek
Senior Vice President and Chief Financial Officer
cc: Mr. Kevin Stertzel